John D. Hogoboom
Partner
65 Livingston Avenue Roseland, NJ 07068
T 973 597 2382
F 973 597 2383 jhogoboom@lowenstein.com

May 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Regado Biosciences, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 24, 2013

File No. 333-188209

Ladies and Gentlemen:

On behalf of Regado Biosciences, Inc. (the “Company”), we are hereby responding to the letter, dated May 28, 2013 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed on May 24, 2013 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is today filing Amendment No. 3 to the Registration Statement with the Commission (the “Amendment”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Selected Financial Data, page 46

1. Please revise the amount shown for cash held in escrow as of December 31, 2012, as it appears based on the audited balance sheet that this amount should be zero and not $5,155. Also please revise the formatting for the balance sheet data so it is clear that only the amounts as of March 31, 2013 are unaudited.

May 29, 2013

The revised disclosure has been included in the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Research and Development Expenses, page 48

2. Please refer to your response to comment 3. We note the additional disclosures that you included on page 59. Please revise your disclosures to include the shelf life of the inventory and to clarify that the inventory will be used during 2013 and 2014.

The revised disclosure has been included in the Amendment.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation Expenses, page 52

3. Please refer to your response to comment 6. As a reminder, please continue to confirm for each amendment that you file, that no other stock options have been granted that have not already been disclosed.

The Company has authorized us to confirm that, except as previously disclosed in the Registration Statement, no other stock options have been granted since December 31, 2012.

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (973) 597-2382.

Very truly yours,

/s/ John D. Hogoboom

John D. Hogoboom

Enclosures

cc: David J. Mazzo